UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                    January                        , 2003
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                         Knightsbridge Tankers Limited
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                (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

             Form 20-F       X         Form 40-F
                      --------------            --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                        No       X
                      --------------            --------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated January 15, 2003, relating to the declaration of a cash distribution in the amount of $0.45 per share.


Item 2. ADDITIONAL INFORMATION

Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.

Exhibit 1


FOR IMMEDIATE RELEASE


                         KNIGHTSBRIDGE TANKERS LIMITED
                                   announces
                               Cash Distribution

Hamilton, Bermuda, January 15, 2003: Knightsbridge Tankers Limited ("Knightsbridge") announces that its Board of Directors has declared a cash distribution in the amount of US$0.45 per common share. The cash distribution will be payable on or about February 7, 2003, to shareholders of record as of January 27, 2003. The declaration of the cash distribution follows the calculation by Knightsbridge of the payment of charterhire due from Shell International Petroleum Company Limited ("Shell International"), a member of the Royal Dutch/Shell Group of Companies, for the period from October 1, 2002 to December 31, 2002. Shell International bareboat charters five double hull very large crude carriers (VLCCs) from Knightsbridge on a "hell and high water" basis for a minimum seven year term. This term expires in February 2004. Shell International has an option to extend the charter period for each VLCC from February 2004 for an additional seven year term, to a maximum of 14 years per VLCC. Shell International is required to notify Knightsbridge by the end of June 2003 as to whether it intends to exercise the option to extend the charter period.

The charter hire payable by Shell International is the greater of a guaranteed minimum rate or a spot market related rate. The spot market related rate did not exceed the guaranteed minimum rate in the fourth quarter of 2002, and the charterhire paid by Shell International to Knightsbridge on January 15, 2003 is the minimum rate.

Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol "VLCCF".

Summary of Cash Distribution:

Amount:       US$0.45 per common share

Ex-Div Date:  January 23, 2003
Record Date:  January 27, 2003
Payment Date: February 7, 2003


Contact:     Knightsbridge Tankers Limited  Ola Lorentzon (Oslo, Norway)
             Investor Relations             47 23 11 40 00
                                            Kate Blankenship (Hamilton, Bermuda)
                                            1 (441) 295-0182

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            Knightsbridge Tankers Limited
                                   -------------------------------------------
                                                     (Registrant)


Date    January 17, 2003         By            /s/ Kate Blankenship
        ----------------           -------------------------------------------
                                                   Kate Blankenship
                                                      Secretary




01655.0002 #378243